April 8, 2011

VIA EDGAR
Mr. John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Empeiria Acquisition Corp.
Registration Statement on Form S-1
Filed March 4, 2011
File No. 333-172629

Dear Mr. John Reynolds:

Empeiria Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 31, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on March 4, 2011. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from FINRA

The Company will arrange to have FINRA contact the Staff to confirm it has no objections to the underwriter compensation.

2.	Prior to effectiveness, please have an OTC Bulletin Board representative call the staff to confirm that your securities have been approved for listing.

The Company will arrange to have the representative of the underwriters or its counsel provide a letter to the Staff confirming that the 15c-211 application for listing has been submitted and cleared by the OTC Bulletin Board.

3.
We note the disclosure throughout the prospectus that you will consummate your initial business transaction only if holders of no more than 93% of your public shares elect to redeem their shares. Please revise your Summary to briefly explain (1) the principal business reasons for conditioning the consummation of your initial business transaction on a redemption threshold and how you derived 93% as the redemption threshold; and (2) the effect that a working capital or similar closing condition imposed in connection with your initial business transaction may have on the 93% redemption threshold. For example, it appears that you will need to lower the redemption threshold at the time of the tender offer in conjunction with your initial business transaction if it includes more than a de minimis working capital or similar closing condition, and you may be unable to obtain alternative financing in order avoid having to reduce the redemption threshold.

The Company notes the Staff’s comments and advises the Staff that the Company derived the 93% redemption threshold so as not to be subject to Rule 419 blank check offerings.  The Company has revised the registration statement on all applicable pages to disclose that the redemption threshold may be reduced below 93% by the terms and conditions of a proposed business transaction.

4.
Where you reference the 93% redemption threshold in your prospectus, please also disclose, or cross reference to disclosure regarding, the likelihood that the amount of common shares for which you would seek to redeem through a tender offer in conjunction with your initial business transaction may be significantly lower than 93% of your public shares. Additionally, where you compare your 93% redemption threshold to the equivalent threshold used by “most blank check companies,” please also disclose that the amount of common shares for which you will seek to redeem through the tender offer may be lower than the threshold used by “most blank check companies.”

The Company notes the Staff’s comments and has revised its disclosure throughout the registration statement on all applicable pages including pages 33 and 65 in accordance with the Staff’s comment.

5.
Consider adding a stand-alone risk factor to clearly describe the possibility that you will significantly reduce the number of shares sought in a tender offer in conjunction with your initial business transaction, and address the potential consequences. For example, it appears that, due to a significantly lowered redemption threshold, it will be more difficult to consummate the proposed transaction. As such, shareholders seeking to tender may have to wait significantly longer to receive their cash than would be the case in a tender offer for such a high amount as 93%. This would appear to be the case with a significantly lower threshold and unsuccessful tender offer, as those shareholders would not be able to tender, and receiving cash would be delayed for an additional time, likely involving liquidation.

The Company notes the Staff’s comment and has added such a risk factor on page 34.

6.
In several places of the prospectus you address what appear to be fundamental features of your SPAC structure, such as, you state that you “will file tender offer documents” containing “substantially the same financial and other information” as is required under Regulation 14A, unless a stockholder vote is required by law or you decide to hold a vote for business or legal reasons. Please revise where appropriate to indicate, if true, that you intend these and similar features to be binding on you, and identify where they are located, such as your charter documents.

The Company notes the Staff’s comment and has revised its disclosure in the registration statement on all applicable pages, including pages 4, 12, 60, 64 and 65 to clarify that it intends that these and similar features to be binding on it pursuant to the terms of its amended and restated certificate of incorporation.

7.
We note the disclosure in the prospectus to the effect that you do not have any specific business combination under consideration, and that you have not contacted any prospective target business or had any substantive discussions with respect to such a transaction. In light of the business activities carried out by your management, please disclose all actions undertaken by all persons and affiliated entities or parties working toward the identification of an acquisition candidate, including research, informal discussions or other measures, directly or indirectly, to identify or contact a target business.

The Company notes the Staff’s comment and has revised its disclosure on pages 2, 56 and 60 to state that we do not have any specific initial business transaction under consideration, and we have not, nor has anyone on our behalf, undertaken any action to identify any acquisition candidate, including research, directly or indirectly contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction.

Cover Page

8.	Revise to identify Empeiria Investors LLC as your sponsor.

The Company has revised its disclosure on the cover page in accordance with the Staff’s comment.

9.
Please revise the cover page of the prospectus to state that the company does not intend to submit the initial business transaction to its stockholders for a vote and that up to 93% of the company’s stockholders will have the right to redeem their shares of common stock for cash in connection with the consummation of the initial business transaction.

The Company has revised its disclosure on the cover page in accordance with the Staff’s comment.

10.	Please revise the table to include the total underwriting discounts and commissions, including the deferred discounts and commissions.

The Company has revised its disclosure on the cover page in accordance with the Staff’s comment.

Prospectus Summary, page 1

General

11.	If available, please provide a website for the company.

The Company does not have a website.

12.	Please briefly describe the circumstances where creditors would have stronger claims to the assets in the trust account over public shareholders.

The Company has revised its disclosure to remove reference to the statement that creditors may have stronger claims to the assets in the trust account over public stockholders.

Our Business, page 1

13.
Please discuss in greater detail your plans to consummate your initial business transaction pursuant to the issuer tender offer rules and regulations addressing, among other things, the facts and circumstances that would allow you to do so. Also discuss the business or legal reasons that may cause you to consummate your business transaction pursuant to shareholder vote.

The Company notes the Staff’s comment and has revised its disclosure on page 2 under the heading “Effecting a Business Transaction” to state that we intend to conduct redemptions pursuant to the tender offer rules and regulations unless we are required by law or for business reasons we determine to conduct redemptions pursuant to the proxy rules.

Redemption rights of public stockholders, page 10

14.	Please tell us, with a view towards revised disclosure, under what circumstances, if any, the company would consider increasing or decreasing the 93% redemption right threshold.

The Company has revised its disclosure throughout the Registration Statement  to state that it may reduce the redemption threshold if it is required to pursuant to the terms and conditions of an initial business transaction.  However, it will not increase the redemption threshold.

15.
We note that there are several scenarios whereby investors may redeem or sell back their shares, including, redemption pursuant to a tender offer, redemption following a shareholder vote, and so forth. It is difficult to follow and compare the payouts to redeeming and selling shareholders under these circumstances. In an appropriate location later in the prospectus, please add a table explaining each of the various scenarios including an explanation of how the payment is calculated, what the per share payment would initially be pursuant to such calculations, and the impact to your remaining shareholders.

The Company notes the Staff’s comments and has revised its disclosure under the heading “Manner of Conducting Redemptions” on pages 65-66 and added a table stating the redemption price per share calculation under the three scenarios under which the Company may redeem its public shares.

Private transactions if we hold a stockholder vote, page 12

16.
Please disclose how the purchases would be made in compliance with the federal securities laws. Please disclose whether there is any limitation on the amount of these purchases. Finally, please disclose the basis for the purchases by your sponsor, officers and directors, and their affiliates under federal law.

It is important to note (and, we believe, the disclosure in the Registration Statement indicates) that the purchases by the Company’s management or affiliates (the “private purchases”)  are described as potentially occurring, and would be privately negotiated transactions with a limited number of stockholders who have elected to vote against the business transaction and redeem their securities.  The reason the subject disclosure has been included in other SPAC registration statements (as well as this registration statement) is in response to activities that have in the past occurred in the marketplace where securities of redeeming SPAC stockholders are purchased by the SPAC’s management and/or third parties, and the Company believes it may be material for investors in the Company’s initial public offering to be advised that private purchases may occur at the time of the Company’s business transaction, in the event the Company conducts redemptions pursuant to the proxy rules and not pursuant to the tender offer rules, and that the outcome of the business transaction vote and number of stockholders electing to redeem their shares, could be effected as a result.

However, as no agreements, arrangements or understandings with respect to private purchases have been entered into, and given that no business transaction has been identified by the Company, it is impossible at this time for the Company to know if any private purchases will take place and what the terms for any private purchases would be if they are negotiated for.  As such, given the speculative possibility for private purchases and the lack of actual facts to analyze, it is the Company’s view that it is not possible for it to provide the Staff with a full analysis of the basis for such purchases.

As an overarching matter, the Staff is advised that the Company and its management intend to fully comply with all applicable rules and regulations of the Commission and with their fiduciary responsibilities should private purchases be undertaken during the Company’s business transaction process.

The Company notes the Staff’s comments and has revised its disclosure to state that there is no limitation on the amount of such purchases or the per share price that the Company will pay and that any private purchases could be subject to limitations under applicable securities laws and regulations, including Regulation M and regulations regarding tender offers. Please also see our response below to comment 19.

17.
Please reconcile the disclosure in this section. You state the private purchases will occur only if you do not conduct redemptions in connection with your business transaction. However, you then go on to state the privately negotiated purchases would be to “ensure that no more than 93% of our public shares elect to redeem their shares for cash.” Please reconcile or explain if there are two separate redemptions being discussed.

The Company notes the Staff’s comment and has revised its disclosure on page 12 of the registration statement to clarify that it will only conduct private purchases in the event that it conducts redemption in connection with a proxy solicitation and not pursuant to the tender offer rules.

18.
We note that you may purchase shares from stockholders in private transactions and that you will use funds held in the trust account for such purchases. Please clarify the mechanics and sources for your ability to repurchase these securities. For instance, please clarify who will authorize the purchase of these shares and whether there is any limit on the amount of shares you may acquire privately or the price per share you will pay. In addition, please clarify whether the Company is permitted to purchase shares at prices significantly higher than the most recent ask price on the market. Lastly, please provide clear disclosure of the impact this may have upon the remaining stockholders, in particular with respect to their pro rata share of the remaining trust. Clarify the extent to which this would reduce the trust fund proceeds and per share redemption payable to remaining shareholders.

The Company notes the Staff’s comments and has revised its disclosure on page 13 of the registration statement to state that any purchases of shares from stockholders using funds from the trust account would be authorized by the board of directors of the Company and there is no limitation on the amount or price of such purchases.  As such, the Company may purchase shares at prices higher than the amount in the trust account.  Stockholders who are not receiving a premium for their shares will experience a reduction in book value per share compared to the value received by stockholders that successfully have their shares purchased by the Company at a premium. Nevertheless, because any payment of a premium by us will be made only from proceeds released to us from the trust account following completion of a business transaction, no such payments will reduce the per share amounts available in the trust account for redemption in connection with the business transaction.  In no event however, will the private purchases and premiums have the effect of reducing the redemption amount per share below $10.05 (or $10.00 in the event of full exercise of the over-allotment option).

19.	Please provide us an analysis of whether the permitted repurchases described in this section would be considered a tender offer.

Rule 13e-4(a)(2) defines an “issuer tender offer” as a “tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer.”  We respectfully submit that, as a general matter, it is contemplated (based on what we understand has occurred in connection with previous SPAC business transaction votes) that the private purchases (should they occur at all) would be isolated, privately negotiated transactions with one or a discrete group of stockholders who have elected to exercise their redemption rights.  The private purchases are not intended to be and, the Company submits, would not constitute the types of activities governed by the tender offer rules, namely, broad public offers, or invitations for offers, to purchase securities from all of the Company’s stockholders.

As a policy matter, we do not believe the tender offer rules would be required to protect the interests of redeeming stockholders as they will, as a result of the Company’s business transaction proxy materials, have had access to all relevant information and will have already decided to redeem or not redeem their securities and will thus not be subject to deprivation of an unknown business opportunity.

Further, as a matter of legal analysis, we do not believe that a private purchase would constitute a tender offer.  Although “tender offer” is not specifically defined either by statute or regulation, courts have generally applied the similar tests in defining what a tender offer is.  A widely adopted test for whether a tender offer exists was set forth in the case of Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), aff'd. 682 F.2d 355 (2d Cir. 1982).  Under the Wellman test, the existence of a tender offer is determined by examining the following factors, which we examine under the present circumstances known to us:

1.           Active and widespread solicitation of public stockholders for the shares of an issuer.  This would not be implicated by the private purchases.  The potential sellers would either: (i) approach the Company directly and request that their securities be purchased or (ii) would be specifically and privately identified by the Company’s management through the proxy solicitation process.

2.           Solicitation made for a substantial percentage of the issuer’s stock.  As an initial matter, the Company submits that it may be, depending on the circumstances, that the private purchases would not entail any solicitations or offers by the Company or its affiliates.  In fact, it may be that a redeeming stockholder would approach the Company on its own initiative to request a purchase of their shares.  Secondly, while the private purchases may involve a substantial percentage of the Company’s shares, this can not be known at this time.

3.           Offer to purchase made at a premium over the prevailing market price.  We concede, as disclosed in the Registration Statement, it is possible that the purchase could be made at a premium to the then fair market value of the redeemed securities or to the trust value; but again, since no arrangements have been entered into in this regard, the Company can not know for certain if this will be the case.

4.           Terms of the offer are firm rather than negotiable.  The terms of any private purchases would, should they occur, be privately and specifically negotiated between the parties to the transaction and would not be firm in any respect.

5.           Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased.  This aspect of the Wellman test again strongly implies that a tender offer is a broad, publicly disseminated offer to purchase securities, which any potential private purchases would not be.  As to the contingency aspect, a private purchase would be contingent on purchasing the redeeming stockholders securities (as well as other conditions such as stockholder approval and the closing of the business transaction).  However, the number of securities subject to the private purchases would only be those securities as to which the redeeming stockholder is electing (on his, her or its own initiative) to redeem.  As a result, an “offer” by the buyer in a private purchase transaction (should one be made) would not be with respect to a “fixed” number of shares; it would be dependent on facts and circumstances which could very well be dictated by a seller.  Similarly, the private purchases would not be subject to a fixed maximum number of shares; in fact, the Company and its affiliates would prefer that there be no need for private purchase transactions at all.

6.           Offer open only a limited period of time.  While the private purchases would (should they occur) by necessity occur in a limited time frame (after the record date and before the meeting date), this does not mean that the buyer would be making an offer that is only open for a limited period of time (i.e., requiring a forced decision by the seller).  In fact, the private purchases would occur after the seller (having had access to the Company’s proxy materials) has made his, her or its investment decision to redeem their securities.

7.           Offeree subjected to pressure to sell his or her stock.  This aspect of the Wellman tests would actually work in reverse in the SPAC context; the seller would have all of the negotiating leverage and the pressure would be on the buyer to either accept terms dictated by the seller or risk having the business transaction fail. Furthermore, the sellers will receive approximately the same consideration if they sell or hold their shares until liquidation if the business transaction was not approved.

8.           Public announcement of a purchasing program precedes or accompanies rapid accumulation of the target’s securities.  This aspect of the Wellman test is not applicable in connection with the potential private purchases.  First, there would be no public announcement of a tender offer (although definitive private purchases would likely need to be disclosed in the proxy materials), and second, the private purchase buyers would not be accumulating the securities of the target.

In conclusion, the Company believes that private purchases, if any, made by the Company would not be subject to the tender offer rules because they do not constitute a tender offer.

Redemption of common stock and dissolution and liquidation if no initial business transaction, page 13

20.	Please revise to clarify whether the board determined if Messrs. Menkes, Oster and Mills have the resources to indemnify the company from claims of target businesses and vendors.

The Company notes the Staff’s comment and has revised its disclosure to state that we have not independently verified whether such persons have sufficient funds to satisfy their indemnity obligations and, therefore, we cannot assure you that Messrs. Menkes, Oster, Mills and Dion will be able to satisfy those obligations.

Risk Factors, page 18

21.
In the last sentence of the introductory paragraph you make reference to “specific factors, including the risks described below.” It is unclear whether this is referring to other factors not described in this section. Please revise to remove this statement or advise.

The Company has revised its disclosure on page 20 of the registration statement to remove this statement.

22.
We note the statement in your last risk factor on page 29, “there is currently no market for our securities.” Please advise us of the anticipated timing of market trading and closing of the transaction.

The Company notes that Staff’s comment and has revised its disclosure accordingly on the cover page and page 31 of the registration statement.

Use of Proceeds, page 40

23.	Please revise the use of proceeds table to clearly reflect the underwriting discount that will be held in the trust until a business transaction is completed.

The Company has revised the use of proceeds table in accordance with the Staff’s comment.

24.
We note the disclosure in footnote five that the expenses are estimates only. We direct your attention to Instruction 7 to Item 504 of Regulation S-K. The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise similar disclosure on page 50.

The Company notes the Staff’s comments and believes it has appropriately reserved for certain contingencies that are discussed in the footnote and through the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

25.	Please revise to clarify and quantify in approximate terms the estimated income and other taxes.

The Company notes the Staff’s comments and has revised its disclosure to state that the Company expects to continue to generate net losses, it does not anticipate incurring material income or other tax expenses until the consummation of its initial business transaction, at the earliest.

26.	Please revise to address the current economic environment generally and for entities such as yours and any other known trends, demands or contingencies.

The Company notes the Staff’s comments and has revised its disclosure to state that it was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets. It is not limited to a particular industry or geographic region for purposes of consummating an initial business transaction, although it intends to focus on operating businesses in the following sectors: energy, transportation, food and industrial technology.  It believes that its intended focus in these sectors is appropriate given the current and future macroeconomic environment, where there is a material risk of higher inflation, higher interest rates and continued devaluation of the U.S. dollar against other major currencies, and where emerging markets are expected to generate higher growth rates on average compared to developed economies.  For example, since energy and food are global commodities, the prices of which, in U.S. dollar terms, tend to rise as the value of the U.S. dollar falls and as inflationary pressures increase, an investment in the energy or food sector would benefit from such natural hedges against U.S. dollar devaluation and a resurgence in inflation.  Expected higher growth rates in emerging markets would benefit an investment in one of these sectors as energy, transportation and food consumption per dollar of GDP tends to increase in rapidly growing economies.

 Proposed Business, page 53
27.
We note, on page 61, that your sponsor has agreed not to redeem any shares held by it in connection with the consummation of a business transaction. Please address whether this agreement is oral or in writing and disclose the material terms here and where appropriate. Lastly, file the written agreement, if applicable, as an exhibit to your registration statement or advise.

The Company has filed the Form of Letter Agreement as an exhibit to this registration statement pursuant to which our sponsor has agreed not to redeem any shares held by it in connection with the consummation of a business transaction. We have also added disclosure with respect to such agreement on page 60 of the registration statement.

28.	Please add a table comparing your offering and its material terms against traditional special purpose acquisition offerings.

The Company has added a table on pages 78 through 80 of the registration statement comparing this offering and its material terms against traditional special purpose acquisition offerings under the heading: “Comparison of This Offering to Those of Many Blank Check Companies Not Subject to Rule 419.”

Management, page 73

29.	Please revise to address the extent to which your officers, directors and promoters are or have been involved in blank check offerings.

The Company notes the Staff’s comment and has revised its disclosure on page 83 accordingly.

Compensation for Officers and Directors, page 76

30.
We note that Mr. Oster is compensated by Empeiria Investors LLC for services to the issuer. Clarify when this compensation arrangement has or will commence. Please revise to provide all relevant Regulation S-K Item 402 disclosure. See Item 402(a)(2) of Regulation S-K. Also, in the event Mr. Oster is the only officer and/or director being compensated, clearly state that is the case. If he is not, provide the disclosure required by Item 402 of Regulation S-K.

The Company notes the Staff’s comment and has revised its disclosure to state that it will pay to the sponsor a management fee of $10,000 which would be used by the sponsor to pay the Company’s President, Keith Oster, for services.

Conflicts of Interest, page 77

31.
Please revise this section to identify all the entities your management have pre-existing fiduciary duty obligations to present business opportunities that could reasonably compete with the company in acquiring a specific business. We note that you have only provided such disclosure for Conner Steel Products Holding Co. To the extent you believe that Conner Steel Products Holdings Co. is the only entity that could reasonably provide a conflict of interest, please provide a basis for such belief.

The only entity with which management has pre-existing fiduciary duty obligations is Conner Steel.  No member of management has a fiduciary duty to a company that competes with the Company or an obligation or duty to present business opportunities to any other company, other than Conner Steel.

Principal Stockholders, page 79

32.
We note that the initial shares, placement units, placement shares and placement warrants are subject to various lockup provisions. Please file any relevant agreements as exhibits to your registration statement or advise.

The Company has filed as an exhibit to the registration statement the Form of Letter Agreement which contains the applicable lockup provisions.

Note 5. Commitments, page F-12

33.
We note that the volatility assumption was based on information currently available to management. Please explain to us the specific information management used to determine expected volatility and how your determination is consistent with the principles outlined in FASB ASC 718-10-30-20. In addition, please disclose the total estimated fair value of the purchase option.

We have revised the disclosure on pages 54 and F-12 of the Registration Statement as requested to clarify that the volatility assumption was calculated using the average volatility of comparable companies set forth below selected from an index of companies as outlined in FASB ASC 718-10-30-20:

		5-Year Trailing Volatility (%)
IWV	iShares Russell 3000 Index	32.055
SPY	SPDR S&P 500 (ETF)	31.246
IEZ	iShares Dow Jones US Oil Equip. (ETF)	61.313
XLI	Industrial SPDR (ETF)	34.247
IYT	iShares Dow Jones Transport. Avg. (ETF)	20.854
PBJ	PowerShares Dynamic Food & Beverage (ETF)	21.299
AVERAGE		33.502

The disclosure was also revised to include the total estimated fair value of the purchase option.

Exhibits

34.	We note that you have not filed many of your exhibits. Please note that we review and frequently comment upon these exhibits. Please allow sufficient time to resolve these comments.

The Company notes the Staff’s comments and will file the remainder of the exhibits as promptly as possible.

35.	Please include a consent from your independent registered public accounting firm in your amended filing.

The Company has included such consent.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

EMPEIRIA ACQUISITION CORP.

By:	/s/ Alan B. Menkes
Alan B. Menkes
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP